TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT NOVEMBER 30, 2005

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT NOVEMBER 30, 2005

ASSETS

	Nov. 30,	Nov. 30,	May 31,
	2005	2004	2005
	Unaudited	Unaudited	Audited
Current Assets:	$	$	$
Cash	93,824	117,102	318,287
Receivables, prepaids and deposits	18,127	21,986	76,449
Advances to related parties (Note 3)	18,909	30,130	25,599
	130,860	169,218	420,335
Investments (Note 4)	4,026	4,026	4,026
Equipment (Note 5)	20,057	26,722	22,890
Mineral Property Interests (Note 7)	190,236	219,397	219,397
Deferred Expenditures:
Exploration and development (Note 7)	2,878,799	2,675,249	2,743,061
	3,223,978	3,094,612	3,409,709

LIABILITIES AND CAPITAL LESS DEFICIT

Current Liabilities:
Accounts payable and accrued liabilities	107,751	142,379	30,530
Income taxes payable	639	686	688
Advances from related parties (Note 9)	54,972	17,140	75,058
Debenture payable (Note 10)	150,000	150,000	150,000
	313,362	310,205	256,276
Contingencies and Commitments (Note 11)
Share Capital: (Note 12)	9,940,082	9,350,972	9,944,335
Subscriptions Received (Note 15)	69,972	69,972	69,972
Contributed Surplus	175,935	169,355	175,935
Deficit	(7,275,373)	(6,805,892)	(7,036,809)
	3,223,978	3,094,612	3,409,709

Approved by the Directors:
“John Robertson”	John Robertson

“Jennifer Lorette”	Jennifer Lorette
UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2005

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2005	2004	2005	2004
	$	$	$	$
Oil and Gas Operations:
Revenue from Oil & Gas Sales	4,143	11,243	10,505	13,920
Deduct: Oil & Gas Operating expenses	7,719	8,744	9,015	26,762
Net Income (Loss) from Oil and Gas	(3,576)	2,499	1,490	(12,842)
General and Administrative Expenses:
Consulting, publicity and investor relations	35,484	77,355	65,887	140,701
Management and directors fees(Note 13)	15,923	14,894	30,740	36,963
Audit and accounting	12,615	19,775	13,615	19,775
Office supplies, courier & telephone	10,095	8,617	16,746	18,867
Auto, travel and entertainment	9,326	7,466	13,704	17,044
Secretarial fees and benefits (Note 13)	7,972	12,898	15,146	24,413
Debenture interest (Note 10)	3,664	3,664	7,368	7,368
Transfer agent fees	2,485	3,247	4,310	4,850
Filing fees and electronic data services	2,267	3,945	4,287	5,135
Office rent and utilities (Note 13)	1,420	1,660	2,840	2,960
Legal fees	516	3,115	621	3,641
Bank charges and other interest	295	423	785	1,007
Foreign exchange loss (gain)	169	(9,517)	(595)	(12,482)
Interest income	(850)	(821)	(2,163)	(2,093)
Mineral property written off (Notes 7C & D)	13,283	-	29,161	-
Exploration and development written off	34,769	-	34,769	-
Amortization	1,417	1,916	2,833	3,832
General and Administrative Expenses	150,850	148,637	240,054	271,981
Net Income (Loss) for the Period	(154,426)	(146,138)	(238,564)	(284,823)
Deficit - Beginning of Period	(7,120,947)	(6,659,754)	(7,036,809)	(6,521,069)
Deficit - End of Period	(7,275,373)	(6,805,892)	(7,275,373)	(6,805,892)

EARNINGS (LOSS) PER SHARE	(0.0046)	(0.0044)	(0.0065)	(0.0085)

Weighted Average Shares Outstanding	33,777,688	33,568,820	33,777,688	33,568,820

UNAUDITED - PREPARED BY MANAGEMENT
TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED

EXPLORATION AND DEVELOPMENT EXPENDITURES

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2005

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2005	2004	2005	2004
	$	$	$	$
Fish Creek Claims: (Joint Venture) (Note 7B)
Geophysical survey, auger and drilling	7,597	19,822	32,116	22,075
Lease payments and insurance	355	507	3,717	5,946
Assays, maps and reports	4,059	-	4,059	3,447
	12,011	20,329	39,892	31,468
West Ridge Claims: (Note 7E)
Geophysical survey	585	20,839	585	28,893
Reports and maps	-	-	-	-
	585	20,839	585	28,893
Gil Venture: (Joint Venture) (Note 7F)
Drilling and trenching	123,445	104,588	130,073	112,166
Reports and maps	-	-	-	664
	123,445	104,588	130,073	112,830
Exploration & Development for the Period	136,041	145,756	170,550	173,191
Exploration& Development Beginning of Period	2,777,527	2,529,493	2,743,018	2,502,058
	2,913,568	2,675,249	2,913,568	2,675,249
Less: Exploration and development written off:
Re canceled claims	34,769	-	34,769	-

Exploration & Development at End of Period	2,878,799	2,675,249	2,878,799	2,675,249

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2005

	Three Months Ended		Six Months Ended
	Nov. 30,		Nov. 30,
	2005	2004	2005	2004
	$	$	$	$
Operating Activities:
Receipts from oil and gas revenues	2,946	11,243	9,308	13,920
Payments of oil and gas operating costs	(7,719)	(8,744)	(9,015)	(26,762)
Receipts of interest income	850	821	2,163	2,093
Receipts from sales taxes	6,902	9,825	6,902	9,825
Payment of debenture interest	(15,000)	(15,000)	(15,000)	(15,000)
Decrease (increase) in income tax liability	12	33	49	61
Payments to suppliers for goods and services	(100,007)	(29,687)	(155,990)	(152,934)
Cash Flows from Operating Activities	(112,016)	(31,509)	(161,583)	(168,797)

Financing Activities:
Share capital issued for cash (Note 12)	-	146,250	-	332,850
Related parties advances (repayments)	17,777	(47,685)	13,396	(204,652)
Cash Flows from Financing Activities	17,777	98,565	13,396	128,198

Investing Activities:
Exploration & development costs	(38,879)	(145,746)	(76,276)	(173,191)
Purchase of mineral property interests	-	(9,319)	-	(22,602)
Purchase of auto equipment	-	-	-	(15,531)
Purchase of office equipment	-	-	-	(1,533)
Cash Flows from Investing Activities	(38,879)	(155,065)	(76,276)	(212,857)
Increase (Decrease) in Cash	(133,118)	(88,009)	(224,463)	(253,456)
Cash (Deficiency) at Beginning of Period	226,942	205,111	318,287	370,558
Cash (Deficiency) at End of Period	93,824	117,102	93,824	117,102

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND SIX MONTHS ENDED NOVEMBER 30, 2005

1.	SIGNIFICANT ACCOUNTING POLICIES:
	[a]	Nature of Operations and Going Concern:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Equipment:

The Company records its equipment at cost and depreciates it on the declining-balance basis at 20% per annum for office equipment and 30% per annum for auto equipment, over the estimated useful life of the equipment.

	[c]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows;
( i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
( ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.
[d]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows;

( i)	If property sold outright - costs written off entirely against proceeds.
( ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
( iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
( v)	If property abandoned - costs written off entirely.
[e]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
For the Three Months and Six Months Ended November 30, 2005

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[f]	Revenue and Property Costs:

These statements reflect only the Company’s share of oil and gas revenue and expenses and acquisition costs and expenditures on mineral property interests, although operations are conducted jointly with several parties.

[ g]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[ h]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[ i]	Financial Instruments:

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, bank overdraft, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

[ j]	Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

[ k]	Income Taxes:

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted , if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

[ l]	Earnings Per Share:
Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates earning per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares are added to the weighted average number of common shares outstanding during the period or year ended for the dilutive effect of employee stock options and warrants, as this would be anti-dilutive. No adjustments are required to the reported loss from operations in computing diluted per share amounts.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
For the Three Months and Six Months Ended November 30, 2005

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[ m]	Stock Based Compensation:

On June 1, 2003, the Company adopted the amended CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments”. This change in accounting policy as been applied prospectively without restatement.

Under this amended standard, the Company must account for compensation expensed based on the fair value of the rights granted under its stock based compensation plan. Under this method, compensation costs attributable to the share options granted to employees or directors is measured at fair market value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously, the Company accounted for its stock based compensation using the intrinsic value method. No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. Consideration paid by employees on the exercise of stock options and purchase of stock was credited to share capital.

2.	BASIS OF PRESENTATION:

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was in- corporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. Teryl Resources Corp. owns 6,500,100 shares of Teryl, Inc., which is 100% of the issued shares at November 30, 2005. See Note 15 re Teryl, Inc. subscriptions received.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2005	2004
Information Highway.com Inc.	818	818
KLR Petroleum, Inc.	8,880
Linux Gold Corp. (See Note 4)	-	8,371
Reg Technologies Inc.	518	3,900
REGI US, Inc.	4,260	17,040
SMR Investments Ltd.	4,432	-
International Diamond Syndicate Ltd. (See Note 4)	1	1
	18,909	30,130

The advances to related companies bear no interest and have no fixed repayment terms.

4.	INVESTMENTS:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDSs property has no proven economic reserves. Linux Gold Corp. is a public company listed on US Stock Exchanges having a market value of $ 4,867 Cdn. at November 30, 2005 (2004 - $3,279).

UNAUDITED - PREPARED BY MANAGEMENT	. . . 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements		Page 4
For the Three Months and Six Months Ended November 30, 2005

4.	INVESTMENTS (Continued):

	2005	2004
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
Linux Gold Corp. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(128,900) shares sold in 2000	(32,670)	(32,670)
15,880	4,025	4,025
	4,026	4,026

5.	EQUIPMENT consists of:

	2005	2004
Furniture and fixtures - at cost	48,215	48,215
Less: Accumulated amortization	37,399	34,695
	10,816	13,520
Automotive equipment - at cost	15,531	15,531
Less: Accumulated amortization	6,290	2,329
	9,241	13,202
	20,057	26,722

6.	OIL AND GAS WELL INTERESTS:

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
		Teryl’s		Nov. 30,	Nov. 30,
Claim Group	Region	Interest	Ref.	2005	2004
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	33,538	33,538
Anderson Group	Fairbanks, Alaska	0-95%	C	-	15,878
Upper Fox Creek	Fairbanks, Alaska	0-97%	D	-	13,283
West Ridge	Dome Creek, Alaska	100%	E	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	F	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	G	9,381	9,381
				190,236	219,397

UNAUDITED - PREPARED BY MANAGEMENT	. . . 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
For the Three Months and Six Months Ended November 30, 2005

7.	MINERAL PROPERTY INTERESTS Continued):
	A.	SILVERKNIFE:

Pursuant to various agreements the Company acquired a 30% working interest in the Silver- knife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan Resources Inc. and a 1% Net Smelter Return to SMR Investments Ltd. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

	B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years (extended to March 5, 2007) and issuing 300,000 common shares (issued December 16, 2002, 200,000 shares for a deemed value of $ 16,000). Linux will have a 5% net royalty interest until Teryl pays $ 2,000,000 US.

	C.	ANDERSON GROUP:

Pursuant to a purchase agreement dated August 18, 2003, the Company paid Michael D. Roberts $ 15,878 ($ 12,500 US), with an additional $ 113,000 US owing in the two years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier. During the August 31, 2005 quarter, $ 15,878 in mineral property costs were written off as management decided not to maintain this option.

	D.	UPPER FOX CREEK:

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years to develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $ 10,000 US per year. The Company made the first $ 10,000 US payment, but did not make the 2005 year payment and the lease was canceled. During the November, 2005 quarter $13,283 in property costs and $ 34,769 in exploration costs were written off.

	E.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA and has been conducting an exploration program over the past three years.

	F.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 100% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. Under a 1991 agreement, Fort Knox Venture earned an 80% participating interest in the property with the Company retaining a 20% participating interest. Fairbanks Gold, has been exploring this property from 2001 to date and expects to announce a production decision in the next few years. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $ 130,073 ($ 110,999 US) in the November, 2005 period. Further cash calls are expected in 2006. Teryl agreed to pay 100% of the exploration costs on the Gil joint venture in regard to a drilling program, which was supervised by Teryl. Kinross agreed to credit their 80% share of the exploration costs toward the next budget on the Gil joint venture.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
For the Three Months and Six Months Ended November 30, 2005

7.	MINERAL PROPERTY INTERESTS (Continued):
	G.	STEPOVICH LEASE:

In 1990, the Company granted an option to Fort Knox Venture to acquire all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease pursuant to an assignment dated May 29, 1992.

SUMMARY OF MINING PROPERTIES: PROPERTY COSTS:

	Balance	Changes	Balance	Changes	Balance
	May	2005	May 31/05	in Period	Nov 30/05
Silverknife	1		1		1
Fish Creek	33,538		33,538		33,538
Anderson Group	6,559	9,319	15,878	(15,878)	-
Upper Fox Creek		13,283	13,283	(13,283)	-
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381

	196,795	22,602	219,397	(29,161)	190,236

DEFERRED EXPLORATION AND DEVELOPMENT:

Fish Creek	86,952	35,515	122,467	39,892	162,359
Upper Fox Creek	-	34,813	34,813	(34,813)	-
West Ridge	577,028	42,814	619,843	585	620,428
Gil Venture	1,837,076	127,862	1,964,938	130,073	2,095,011
Stepovich Lease	1,001	-	1,001	-	1,001

	2,502,057	241,004	2,743,062	135,737	2,878,799

8.	INCOME TAXES:
The Company has available losses of $ 1,592,000, which may be offset against future Canadian taxable income. These losses expire as follows:

Year ending May 31, 2005	$48,000
Year ending May 31, 2006	151,000
Year ending May 31, 2007	78,000
Year ending May 31, 2008	227,000
Year ending May 31, 2009	10,000
Year ending May 31, 2010	72,000
Year ending May 31, 2011	381,000
Year ending May 31, 2012	625,000
$1,592,000

UNAUDITED - PREPARED BY MANAGEMENT	. . . 7

Teryl Resources Corp.
Notes to Consolidated Financial Information	Page 7
For the Three Months and Six Months Ended November 30, 2005

8.	INCOME TAXES (Continued):

The Company has provided a full valuation allowance against any future tax asset arising from losses carried forward as it is considered less than likely that any benefit will be realized. The Company has Canadian and foreign exploration and development expenditures of $ 1,245,039 available to reduce future taxable income from mineral properties.

9.	ADVANCES FROM RELATED COMPANIES:

			Balance
	Changes for	Changes for	Nov. 30,
	3 Months	6 Months	2005
JGR Petroleum Inc.	-	-	22,584
Linux Gold Inc.	9,659	(13,712)	9,659
Rainbow Network	145	(217)	22,729
	9,804	(13,929)	54,972

The advances to and from related companies bear no interest and have no fixed repayment terms.

10.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 5,629 was accrued to November 30, 2005 (2004 - $ 5,932). Teryl paid Keltic Bryce $ 15,000 interest on November 15, 2004 and November 7, 2005. After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

UNAUDITED - PREPARED BY MANAGEMENT	. . . 8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
For the Three Months and Six Months Ended November 30, 2005

12.	SHARE CAPITAL:
Authorized Share Capital consists of:

Common Shares - voting	No Par Value	100,000,000
Preferred Shares - non-voting	$ 1 Par Value	5,000,000
		105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Issued Share Capital - Common - consists of the following:

FOR CASH:		No. of Shares	Price	$ Amount
Total Issued for Cash at May 31, 2004		28,379,024		7,973,423
Shares issued in May 31, 2005 Year:
Private placement warrants exercised	A	622,000	0.30	186,600
Private placement warrants exercised	B	975,000	0.15	146,250
Private placement	C	2,000,000	0.30	589,110
		3,597,000		921,960
Total Issued for Cash at May 31, 2005		31,976,024		8,895,383
Period Ended November 30, 2005:
		-		-
Total Issued for Cash at Nov. 30, 2005		31,976,024		8,895,383
FOR MINERAL PROPERTY INTERESTS:
Total Issued to May 31 & Nov. 30, 2005		2,697,359		620,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued to May 31 & Nov 30, 2005		2,104,305		424,040

TOTAL ISSUED AT NOVEMBER 30, 2005		36,777,688		9,940,082

A.	During the August 31, 2004 quarter, 10 individuals exercised private placement warrants totaling 622,000 shares at a price of $ 0.30 per share to net the treasury $ 186,600.

B.	During the November 30, 2004 quarter, 3 individuals exercised private placement warrants totaling 975,000 shares at a price of $ 0.15 per share to net the treasury $ 146,250.

C.

On May 18,2005, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 42 placees at a price of $ 0.30 per unit ($ 600,000 less issue costs of $ 10,890) to net the treasury $ 589,110. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $ 0.35 per share.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
For the Three Months and Six Months Ended November 30, 2005

12.	SHARE CAPITAL (Continued):

During the year ended May 31, 2004, the Company issued stock options to two consultants, for 150,000 common shares at $ 0.40 and 300,000 common shares at $ 0.45 respectively, and to one employee for 50,000 common shares at $ 0.63, exercisable within a five year period. On October 19, 2004, the Company granted a consultant a stock option for up to 25,000 common shares exercisable at $ 0.45 per share for a five year term and on March 7, 2005, one employees option was repriced from $ 0.63 to $ 0.35. On October 7, 2005, one employees option was repriced from $ 0.40 to $ 0.20 and on November 17, 2005, one employees option for 25,000 common shares at $ 0.45 was canceled.

During the November 30, 2005 period, the Company had the following stock option activity:

		Weighted
	Number	Average
	Of	Exercise
	Options	Price
Balance outstanding May 31, 2005	2,590,000	$0.27
Granted
Exercised
Canceled	(25,000)	0.45

Balance outstanding November 30, 2005	2,565,000	$0.26

The following summarizes information about stock options outstanding at Nov. 30, 2005:

		Weighted
	Number	Average	Number
	Of	Remaining	Of
Exercise	Options	Contractual	Options
Price	Outstanding	Life (Years)	Exercisable
$ 0.15	1,590,000	1.42	1,590,000
0.20	150,000	2.90	150,000
0.40	475,000	1.20	475,000
0.45	300,000	2.99	300,000
0.35	50,000	3.25	50,000

$ 0.27	2,565,000	2.01	2,565,000

Stock Based Compensation Expense:
The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 158% (2004 - 158%), weighted average risk free interest rate of 4.56% (2004 - 4.56%) and expected life of 2 years (2004 - 2 years).

UNAUDITED - PREPARED BY MANAGEMENT	. . . 10

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
For the Three Months and Six Months Ended November 30, 2005

12.	SHARE CAPITAL (Continued):
Outstanding Commitments to Issue Shares:
At November 30, 2005, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement Warrants	1,000,000	0.35	May 18/06
Consultants Option	350,000	0.40	Feb. 19/06
Directors Option	990,000	0.15	Apr. 22/07
Senior Officers Options	600,000	0.15	Apr. 22/07
Consultants Option	50,000	0.40	Dec. 16/07
Consultants Options	75,000	0.40	Mar. 4/08
Consultants Option	150,000	0.20	Oct. 20/08
Consultants Options	300,000	0.45	Nov. 13/08
Employees Option	50,000	0.63	Mar. 5/09
	3,565,000

13.	RELATED PARTY TRANSACTIONS:

Reg Technologies Inc. is a public company, which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 3 re advances to Reg. The Company paid office rent during the period ended November 30, 2005 totaling $ 8,520 of which $ 5,680 has been shared with Reg Technologies Inc. and REGI US, Inc.

SMR Investments Ltd. is a private company, which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services. The Company paid to SMR management fees totaling $ 15,000 in the six months ended November 30, 2005 (2004 - $ 15,000). See Note 7A regarding mineral property transactions with SMR. See Note 3 re advances to SMR.

The Company holds 15,880 shares of Linux Gold Inc., US a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 & 9 re Linux advances. See Note 7B regarding mineral property transactions with Linux.

During the six months ended November 30, 2005 , administration fees totaling $ 7,000 (2004 - $ 17,750) were paid to J. Lorette, a director of the company; secretarial fees of $ 3,750 (2004 - $ 18,000) were paid to M. Van Oord, a director of the company and directors fees of $ 6,000 (2004 - $ 6,000) were paid to J. Robertson, President of the company. During the six months ended November 30, 2005 management services fees of $ 2,245 (2004 - $ 5,713) were paid to KLR Petroleum, Inc., a private company controlled by an officer of the Company.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 11

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
For the Three Months and Six Months Ended November 30, 2005

14.	SUBSEQUENT EVENTS:
See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

15.	TERYL, INC. (100% US Subsidiary):

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. $ 76,073 ($ 51,750 US) worth of Teryl Resources capital stock was issued May 23, 2003 for these subscriptions. A subscriber did not return the agreement regarding $ 69,972 ($ 45,000 US) outstanding.

16.	CHANGE OF NAME:

At the Annual General Meeting held January 22, 2003, the Board was granted approval to apply to have the Company's named changed to Teryl Gold Inc. The name change was accepted by the Province of British Columbia on February 1, 2003. On November 25, 2004, the Company returned its name to Teryl Resources Corp.

UNAUDITED - PREPARED BY MANAGEMENT